Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-122616; 333-131901; 333-132126
Pricing Supplement
To Prospectus dated April 10, 2006 and
Prospectus Supplement dated April 10, 2006
United Mexican States
U.S. $50,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue
6.75% Global Notes due 2034
     The U.S. dollar-denominated 6.75% Global Notes due 2034 (which we refer to as the “Reopened Notes”) will mature on September 27, 2034. Interest on the Reopened Notes is payable on March 27 and September 27 of each year, commencing on March 27, 2007.
     The Reopened Notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.
     The Reopened Notes are expected to be issued in an aggregate principal amount of U.S. $2,266,566,000.
     The Reopened Notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118) of the United Mexican States (“Mexico”).
     The Reopened Notes are being issued pursuant to the invitation (the “Invitation”) to owners of Mexico’s U.S. dollar-denominated 8.125% Global Bonds due 2019 (the “2019 Bonds”), 8.00% Global Notes due 2022 (the “2022 Notes”), 11.50% Global Bonds due May 15, 2026 (the “2026 Bonds”), 8.30% Global Notes due 2031 (the “2031 Notes”) and 7.500% Global Notes due 2033 (the “2033 Notes”) (collectively, the “Old Bonds”) to submit, in a modified Dutch auction, offers to exchange Old Bonds for Reopened Notes and a U.S. dollar amount of cash, and/or offers to sell Old Bonds for a U.S. dollar amount of cash (“Offers”). See “Results of the Invitation” in this pricing supplement for a summary of the results of the Invitation.
     The Reopened Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Old Bonds and Mexico’s other outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated April 10, 2006, Mexico may amend the payment provisions of a series of Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes.
     The issue price of the Reopened Notes issued by Mexico pursuant to the Invitation is as follows:

Reopened Notes	Issue Price:
6.75% Global Notes due 2034	106.243%, plus accrued interest from September 27, 2006
     Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange.

     Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The dealer managers for the Invitation are:

Barclays Capital	Morgan Stanley

January 12, 2007

     (continuation of cover page)
     The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”). The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Pricing Supplement

Introduction	PS-4
Forward-Looking Statements	PS-4
Use of Proceeds	PS-5
Summary Description of the Reopened Notes	PS-6
Recent Developments	PS-8
Description of the Reopened Notes	PS-13
Clearance and Settlement	PS-15
Plan of Distribution	PS-18
Results of the Invitation	PS-20
Jurisdictional Restrictions	PS-23
General Information	PS-26

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-30
Glossary	S-34
Annex A Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

INTRODUCTION
     This document supplements the attached prospectus supplement dated April 10, 2006, relating to Mexico’s U.S.$50,000,000,000 Global Medium-Term Note Program and the attached prospectus dated April 10, 2006 relating to Mexico’s debt securities and warrants. You should read this document along with the attached prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. If the information in this document differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this document. This pricing supplement contains the “final terms” as such term is defined in the prospectus supplement and prospectus.
     In making your investment decision, you should rely only on the information provided or incorporated by reference in this document, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the dealer managers are offering the Reopened Notes only in jurisdictions where it is lawful to do so. The information contained in this document and the attached prospectus supplement and prospectus is current only as of their respective dates.
     Mexico confirms that:
•	the information contained in this document and the prospectus supplement and the prospectus is true and correct in all material respects and is not misleading,

•	it has not omitted other facts the omission of which makes this document and the prospectus supplement and the prospectus as a whole misleading, and

•	it accepts responsibility for the information it has provided in this document and the prospectus supplement and the prospectus.
     The Reopened Notes are debt securities of Mexico, which are being offered under Mexico’s registration statements nos. 333-122616, 333-131901 and 333-132126 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus supplement and prospectus are part of each of the registration statements. The prospectus supplement and prospectus provide you with a general description of the securities that Mexico may offer, and this document contains specific information about the terms of the Invitation and the Reopened Notes. This document also adds, updates or changes information provided or incorporated by reference in the prospectus supplement and prospectus. Consequently, before you invest in the Reopened Notes, you should read this document together with the prospectus supplement and prospectus as well as the documents incorporated by reference in the prospectus supplement and prospectus, which are described under “General Information—Where You Can Find More Information.”
FORWARD-LOOKING STATEMENTS
     This pricing supplement contains forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•	Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•	Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.
USE OF PROCEEDS
     Mexico will not realize any cash proceeds from the issuance of the Reopened Notes. The Reopened Notes are being issued in exchange for Old Bonds pursuant to the Invitation. The results of the Invitation are described under “Plan of Distribution.”

SUMMARY DESCRIPTION OF THE REOPENED NOTES
     This summary highlights information contained elsewhere in this document. It is not complete and may not contain all the information that you should consider before investing in the Reopened Notes. You should read the entire pricing supplement and the accompanying prospectus supplement and prospectus carefully.
The Reopened Notes

Terms of the Reopened Notes
Issuer	United Mexican States

Title	6.75% Global Notes due 2034

Maturity	The Reopened Notes will mature on September 27, 2034.

Currency	The Reopened Notes will be denominated and payable in U.S. dollars.

Interest Rate	6.75% per year, accruing from September 27, 2006. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	Semi-annually in arrears on March 27 and September 27 of each year, commencing on March 27, 2007.

Redemption	Mexico may not redeem the Reopened Notes prior to maturity. At maturity, Mexico will redeem the Reopened Notes at par.

Status	The Reopened Notes will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Mexico and will be backed by the full faith and credit of Mexico. The Reopened Notes will rank equal in right of payment with all of Mexico’s present and future unsecured and unsubordinated external indebtedness.

Fungibility	The Reopened Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

Taxation	For a discussion of the Mexican and United States tax consequences associated with the Reopened Notes, see “Taxation—Mexican Taxation” and “—United States Federal Taxation” in the accompanying prospectus supplement.

Withholding Tax and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the Reopened Notes without withholding or deducting any Mexican taxes. For more information, see “Description of the Notes—Additional Amounts” in the accompanying prospectus supplement.

Further Issues	Mexico may, from time to time, issue additional notes that may form a single series with the Reopened Notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the Reopened Notes have as of the date of issue of such additional notes.

Form and Settlement	Mexico will issue the Reopened Notes in the form of one or more fully registered global securities, without coupons, registered in the name of a nominee of The Depository Trust Company (“DTC”) and will deposit the global securities with a custodian for DTC. You may hold a beneficial interest in the global securities through DTC, Clearstream, Luxembourg or Euroclear, directly as a participant in one of those clearing systems or indirectly through financial institutions that are participants in any of those systems.

Terms of the Reopened Notes
Denominations	Mexico will issue the Reopened Notes only in denominations of U.S. $1,000 and integral multiples of U.S. $1,000.

Listing and Admission to Trading	Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange.

Collective Action Clauses	The Reopened Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Old Bonds and Mexico’s other outstanding external public indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus, Mexico may amend the payment provisions of the Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes.

Governing Law	New York, except that all matters governing authorization and execution of the Reopened Notes by Mexico will be governed by the laws of Mexico.

RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2005. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
United Mexican States
Form of Government
     In accordance with Mexico’s election law, on September 5, 2006, the federal electoral court (Tribunal Electoral del Poder Judicial de la Federación) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, the President-elect. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012.
The Economy
Gross Domestic Product
     According to preliminary figures, Mexico’s Gross Domestic Product (“GDP”) increased by 4.7% in real terms during the second quarter of 2006, as compared to the same period of 2005. Most sectors experienced growth in real terms during the second quarter of 2006: the transportation, storage and communications sector grew by 9.1%; the agriculture, livestock, fishing and forestry sector grew by 7.6%; the financial services, insurance and real estate sector grew by 5.5%; the construction sector grew by 5.1%; the electricity, gas and water sector grew by 4.1%; the manufacturing sector grew by 3.9%; the commerce, hotels and restaurants sector grew by 3.8% and the community, social and personal services sector grew by 3.4%, each in real terms. The mining, petroleum and gas sector, however, contracted by 0.6% in real terms during the second quarter of 2006.
     According to preliminary figures, Mexico’s GDP increased by 4.6% in real terms during the third quarter of 2006, as compared to the same period of 2005. As in the second quarter of 2006, most sectors experienced growth in real terms during the third quarter of 2006: the transportation, storage and communications sector grew by 9.4%; the construction sector grew by 7.7%; the electricity, gas and water sector grew by 6.5%; the manufacturing sector grew by 5.1%; the financial services, insurance and real estate sector grew by 4.6%; the commerce, hotels and restaurants sector grew by 3.4%; the community, social and personal services sector grew by 2.8% and the mining, petroleum and gas sector grew by 2.7%. The agriculture, livestock, fishing and forestry sector, however, decreased by 0.8% in real terms during the third quarter of 2006.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the twelve months ended December 31, 2006 was 4.05%, 0.72 percentage points higher than inflation for the same period of 2005.
Interest Rates
     In 2006, interest rates on 28-day Cetes averaged 7.19% and interest rates on 91-day Cetes averaged 7.30%, as compared to average rates on 28-day Cetes of 9.20% and average rates on 91-day Cetes of 9.33%, during the same period of 2005. On January 9, 2007, the 28-day Cetes rate was 7.02% and the 91-day Cetes rate was 7.18%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 3.9% in real terms during the second quarter of 2006, as compared to the same period of 2005. The following manufacturing sectors experienced growth in real terms during the second quarter of 2006: metallic products, machinery and equipment grew by 11.3%; non-metallic mineral products grew by 5.3%; food, beverages and tobacco grew by 1.5%; paper, paper products and printing grew by 0.8% and chemical products, petroleum derivatives, rubber and plastic products grew by 0.2%. The following manufacturing sectors contracted in real terms during the second quarter of 2006: textiles, garments and leather contracted by 3.0%; wood industry and derivatives contracted by 1.5%; basic metal industries contracted by 0.4% and other manufacturing industries contracted by 0.3%.
     According to preliminary figures, the manufacturing sector grew by 5.1% in real terms during the third quarter of 2006, as compared to the same period of 2005. Most manufacturing sectors experienced growth in real terms during the third quarter of 2006: other manufacturing industries grew by 9.9%; metallic products, machinery and equipment grew by 9.2%; non-metallic mineral products grew by 5.4%; paper, paper products and printing grew by 5.1%; chemical products, petroleum derivatives, rubber and plastic products grew by 4.1%; basic metal industries grew by 3.0%; wood industry and derivatives grew by 2.9% and food, beverages and tobacco grew by 2.8%. The textiles, garments and leather manufacturing sector, however, contracted by 0.8% in real terms during the third quarter of 2006.
Petroleum and Petrochemicals
     Based on the unaudited summary consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities”) and the subsidiary companies that are incorporated into the consolidated financial statements (the “subsidiary companies,” and, together with the subsidiary entities and Petróleos Mexicanos, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2006, expressed in constant pesos with purchasing power at September 30, 2006, which did not include the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS tax”) because the IEPS tax rate was negative during the period, were Ps. 807.4 billion, representing an increase of 20.6% from total sales revenues in the first nine months of 2005, net of the IEPS tax, of Ps. 669.5 billion.
     Domestic sales increased by 13.5% in the first nine months of 2006, from Ps. 358.1 billion (net of the IEPS tax) in the first nine months of 2005 to Ps. 406.4 billion in the first nine months of 2006, due to a 16.7% increase in sales of refined products and a 2.0% increase in petrochemical sales. In the first nine months of 2006, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 28.8%, from Ps. 311.4 billion in the first nine months of 2005 to Ps. 401.0 billion in the first nine months of 2006.
     In the first nine months of 2006, PEMEX reported net income of Ps. 48.5 billion on Ps. 867.2 billion in total revenues net of the IEPS tax, as compared with a net loss of Ps. 13.0 billion on Ps. 683.8 billion in total revenues net of the IEPS tax in the first nine months of 2005. The Ps. 61.5 billion decrease in loss from the first nine months of 2005 to the first nine months of 2006 resulted primarily from an increase in both export and domestic sales due to higher crude oil and product prices and a Ps. 45.6 billion increase in other revenues due to the income generated by the negative IEPS tax rate.
Financial System
Central Bank and Monetary Policy
     During the first eleven months of 2006, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 12.2% in real terms, as compared to the same period of 2005. In addition, checking account deposits denominated in pesos increased by 11.0% in real terms during the first eleven months of 2006, as compared to the same period of 2005.
     During the first eleven months of 2006, financial savings increased by 8.9% in real terms, as compared to the same period of 2005. Savings generated by Mexican residents increased by 8.6% in real terms and savings generated by non-residents increased by 15.4% in real terms during the first eleven months of 2006, each as compared to the same period of 2005.
     At January 12, 2007, the monetary base totaled Ps. 424.6 billion, a 5.6% nominal decrease from the level of Ps. 449.8 billion at December 29, 2006.

     Since lowering the minimum overnight funding rate from 7.25% to 7.0% on April 21, 2006 to relax monetary conditions, Banco de México has maintained the minimum overnight funding rate at 7.0%. Banco de México’s other monetary policy instrument, the corto or “short”, has remained unchanged at the level of Ps. 79.0 million set on March 23, 2005. On December 8, 2006, Banco de México announced that the minimum overnight funding rate will remain at 7.0% and the “short” will remain at Ps. 79 million until further notice.
The Securities Market
     At December 29, 2006 the Stock Market Index stood at 26,448.32 points, representing a 48.6% increase from the level at December 30, 2005. At January 16, 2007, the Stock Market Index stood at 26,480.33 points.
External Sector of the Economy
Foreign Trade
     According to preliminary figures, during the first ten months of 2006, Mexico registered a trade deficit of U.S. $3.1 billion, as compared to a trade deficit of U.S. $4.9 billion in the same period of 2005. Merchandise exports increased by 19.5% during the first ten months of 2006, to U.S. $208.6 billion, as compared to U.S. $174.6 billion in the same period of 2005. During the first ten months of 2006, petroleum exports increased by 28.7%, while non-petroleum exports increased by 17.9%, in each case as compared to the same period of 2005.
     According to preliminary figures, during the first ten months of 2006, total imports grew by 18.0% to U.S. $211.8 billion, as compared to the same period of 2005. During the first ten months of 2006, imports of intermediate goods increased by 17.2%, imports of capital goods increased by 18.9% and imports of consumer goods increased by 21.5%, each as compared to the same period of 2005.
Balance of International Payments
     According to preliminary figures, during the first nine months of 2006, Mexico’s current account registered a surplus of U.S. $668 million, as compared to a deficit of U.S. $2,977 million for the same period of 2005. The capital account registered a deficit of U.S. $1,469 million during the first nine months of 2006, as compared to a U.S. $2,978 million surplus for the same period of 2005.
     At December 30, 2006, Mexico’s international reserves totaled U.S. $67,679.7 million, a decrease of U.S. $989.2 million from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $76,303.9 million at December 30, 2006, an increase of U.S. $2,189.1 million from the level at December 30, 2005.
     Under the mechanism to moderate the rate of accumulation of international reserves adopted on March 12, 2004 and that commenced on May 3, 2004, Banco de México announced on October 17, 2006, that the daily amount of dollars to be auctioned for the period from November 1, 2006 to January 31, 2007 would be U.S. $42 million. The total amount of dollars to be sold in a quarter will be sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
Direct Foreign Investment in Mexico
     According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $10.5 billion during the first nine months of 2006, and was composed of direct foreign investment totaling U.S. $14.1 billion and net foreign portfolio investment (including securities placed abroad) outflows totaling U.S. $3.6 billion.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on January 15, 2007 (to take effect on the second business day thereafter) was Ps. 10.9419 = U.S. $1.00.

Public Finance
Revenues and Expenditures
     According to preliminary figures, during the first ten months of 2006, the public sector overall balance registered a surplus of Ps. 156.8 billion, 44.4% higher in real terms than the Ps. 104.8 billion surplus registered for the same period of 2005. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 355.9 billion for the first ten months of 2006, 20.3% higher in real terms as compared to the Ps. 285.7 billion surplus registered for the same period of 2005.
Public Debt
Internal Debt of the Federal Government
     Internal debt of the Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at October 31, 2006, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). The internal debt of the Government does not include the debt of the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) or the debt of budget-controlled or administratively controlled agencies.
     According to preliminary figures, at November 30, 2006, the net internal debt of the Government totaled Ps. 1,360.1 billion, as compared with the Ps. 1,183.3 billion outstanding at December 31, 2005. At November 30, 2006, the gross internal debt of the Government totaled Ps. 1,668.9 billion, as compared to Ps. 1,242.2 billion at December 31, 2005. The Government’s financing costs on internal debt totaled Ps. 125.6 billion for the first eleven months of 2006, and increase in nominal terms of 15.9% as compared to the same period of 2005.
External Public Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
     According to preliminary figures, outstanding gross external debt decreased by approximately U.S. $16.5 billion in the first eleven months of 2006, from U.S. $71.7 billion at December 31, 2005 to U.S. $55.2 billion at November 30, 2006. Of this amount, U.S. $54.0 billion represented long-term debt and U.S. $1.2 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $6.8 billion for the first eleven months of 2006, a 3.8% increase in nominal terms as compared to the same period of 2005.
     According to preliminary figures, at November 30, 2006, commercial banks held approximately 4.7% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 20.0%, bondholders held approximately 68.9% and other creditors held approximately the remaining 6.4%.
     During the second half of 2006, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2007 and 2033, totaling U.S. $2,979 million. In addition, during the second half of 2006, four series of Mexico’s debt exchange warrants, entitling their holders to exchange on certain dates a specified principal amount of certain Mexico’s foreign-currency denominated bonds and notes for a specified principal amount of certain Mexican peso-denominated MBonos, were exercised. As a result of the warrants exercise, approximately U.S. $2,212 million of U.S.-dollar denominated bonds and €494 million of Euro-denominated, Italian Lira- denominated and Deutsche Mark-denominated bonds were cancelled. The table below shows the results of the open market transactions and warrant exercise described in this paragraph, but does not reflect the results of the Invitation described under “Results of the Invitation.”

		Aggregate Principal		Aggregate Principal
		Amount Outstanding		Amount		Aggregate Principal		Aggregate Principal
		before Repurchases		Repurchased in		Exchanged on		Amount Outstanding
Title of Purchased		and Warrants		Open Market		Exercise of		after Repurchases and
Securities	ISIN	Exercised		Transactions		Warrants		Warrant Exercise
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$	1,128,650,000	U.S.$	10,000,000	U.S.$	178,709,000	U.S.$	939,941,000
9.125% Notes due 2007	XS0073433707	ITL	391,250,000,000		—	ITL	52,710,000,000	ITL	338,540,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$	1,163,879,000	U.S.$	63,278,000	U.S.$	118,252,000	U.S.$	982,349,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$	1,200,352,000	U.S.$	119,431,000		—	U.S.$	1,080,921,000
7.375% Notes of 2001/2008	XS0126200988		€617,250,000		—		€43,311,000		€573,939,000
8% Bonds of 1997/2008	DE0001937001	DEM	678,000,000		—	DEM	101,639,000	DEM	576,361,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$	1,442,540,000	U.S.$	212,424,000	U.S.$	223,704,000	U.S.$	1,006,412,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM	1,372,869,000		—	DEM	146,830,000	DEM	1,226,039,000
9.875% Global Notes due 2010	US91086QAD07	U.S.$	2,000,000,000	U.S.$	542,500,000	U.S.$	66,960,000	U.S.$	1,390,540,000
7.50% Notes due 2010	XS0108907303		€918,966,000		—		€169,107,000		€749,859,000
8.375% Notes due 2011	US91086QAF54	U.S.$	2,500,000,000	U.S.$	421,500,000	U.S.$	310,877,000	U.S.$	1,767,623,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$	1,262,020,000	U.S.$	131,540,000	U.S.$	188,521,000	U.S.$	941,959,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$	1,741,934,000	U.S.$	173,700,000	U.S.$	253,835,000	U.S.$	1,314,399,000
10% Step-down Notes due 2013	XS0085661949	ITL	671,249,000,000		—	ITL	81,460,000,000	ITL	589,789,000,000
5.375% Global Notes due 2013	XS0170239932		€722,840,000		—		€5,620,000		€717,220,000
5.875% Notes due 2014	US91086QAQ10	U.S.$	1,793,267,000	U.S.$	96,750,000	U.S.$	368,849,000	U.S.$	1,327,668,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$	1,560,408,000	U.S.$	156,000,000		—	U.S.$	1,404,408,000
11.375% Bonds due 2016	US593048BA8	U.S.$	2,394,641,000	U.S.$	412,000,000	U.S.$	94,253,000	U.S.$	1,888,388,000
11% Notes due 2017	XS0075866128	ITL	487,750,000,000		—	ITL	153,865,000,000	ITL	333,885,000,000
8.125% Global Bonds due 2019	US593048BN00	U.S.$	2,424,468,000	U.S.$	134,250,000	U.S.$	264,784,000	U.S.$	2,025,434,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$	1,150,713,000	U.S.$	92,270,000	U.S.$	9,250,000	U.S.$	1,049,193,000
11.50% Global Bonds due May 15, 2026	US593048AX90	U.S.$	538,644,000		—	U.S.$	4,980,000	U.S.$	533,664,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$	2,838,230,000	U.S.$	115,707,000	U.S.$	31,097,000	U.S.$	2,691,426,000
7.500% Global Notes due 2033	US91086QAN88	U.S.$	2,881,822,000	U.S.$	297,900,000	U.S.$	98,044,000	U.S.$	2,485,878,000

DESCRIPTION OF THE REOPENED NOTES
     This document describes the terms of the Reopened Notes in greater detail than the prospectus supplement and the prospectus and may provide information that differs from the prospectus supplement and the prospectus. If the information in this document differs from the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
     Mexico will issue the Reopened Notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1, dated as of November 28, 1995 and by Amendment No. 2, dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent (the “Fiscal Agent”). The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the Reopened Notes and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the Reopened Notes. Therefore, Mexico urges you to read the fiscal agency agreement and the form of the Reopened Notes in making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the Fiscal Agent and the Luxembourg listing agent.
The Reopened Notes will:
•	mature on September 27, 2034;

•	not be redeemable prior to maturity. At maturity, Mexico will redeem the Reopened Notes at par;

•	be denominated and payable in U.S. dollars;

•	bear interest at 6.75% per year, accruing from and including September 27, 2006;

•	pay interest on March 27 and September 27 of each year, commencing on March 27, 2007. Interest will be computed on a 360-day year of twelve 30-day months;

•	pay interest to persons in whose names the Reopened Notes are registered at the close of business on March 12 and September 12, as the case may be, preceding each payment date;

•	will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

•	be issued in denominations of U.S. $1,000 and integral multiples of U.S. $1,000;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Mexico and will be backed by the full faith and credit of Mexico;

•	rank equal in right of payment with all of Mexico’s present and future unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in fully registered form only, without coupons;

•	be registered in the name of a nominee of DTC and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear and Clearstream, Luxembourg; and

•	contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the Old Bonds and Mexico’s other outstanding external public indebtedness issued prior to March 3, 2003. Under these provisions, Mexico may amend the payment provisions of the Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes.
     Mexico may, without the consent of the holders, from time to time issue additional notes that may form a single series with the outstanding Reopened Notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the Reopened Notes have as of the date of the issue of such additional notes.
     Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange. Mexico cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the Invitation is not conditioned on obtaining the listing.

CLEARANCE AND SETTLEMENT
     Mexico has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, but Mexico takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Mexico, the Fiscal Agent, Bondholder Communications Group as exchange agent or Kredietbank S.A. Luxembourgeoise as Luxembourg exchange agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Mexico, the Fiscal Agent, the exchange agent or the Luxembourg exchange agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.
     Arrangements have been made with each of DTC, Euroclear and Clearstream, Luxembourg to facilitate the Invitation and the issuance of the Reopened Notes. Transfers of Reopened Notes within DTC, Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold the Reopened Notes through DTC and investors who hold or will hold the Reopened Notes through Euroclear or Clearstream, Luxembourg will be effected in DTC through the respective depositaries of Euroclear and Clearstream, Luxembourg.
Initial Settlement
     Upon the issuance of the Reopened Notes, DTC or its custodian will credit on its internal system the respective principal amounts of the individual beneficial interests represented by each Reopened Note to the accounts of persons who have accounts with DTC (“DTC Participants”). Such accounts will be designated by the exchange agent, and initially will be the same as the accounts in which the Old Bonds accepted for exchange were held. Ownership of beneficial interests in the Reopened Notes will be limited to persons who have accounts with DTC Participants, including the respective depositaries for Euroclear and Clearstream, Luxembourg or indirect DTC Participants. Ownership of beneficial interests in the Reopened Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of DTC Participants, and the records of DTC Participants, with respect to interests of indirect DTC Participants.
     Euroclear and Clearstream, Luxembourg will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.
Secondary Market Trading in Relation to Reopened Notes
     Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and the seller’s accounts are located to ensure that settlement can be made on the desired value date. Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the following procedures in order to facilitate transfers of interests in the Reopened Notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Mexico nor the Fiscal Agent, any paying agent or the registrar will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg
     Trading Between DTC Purchasers and Sellers
     DTC Participants will transfer interests in the Reopened Notes among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities representing the Reopened Notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
     Trading Between Euroclear and/or Clearstream, Luxembourg Participants
     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Reopened Notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional eurobonds.
     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser
     When the Reopened Notes are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the Reopened Notes and make payment for them. On the closing date, the depositary will make payment to the DTC Participant’s account and the Reopened Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Reopened Notes to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the Reopened Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.
     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the Reopened Notes by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the Reopened Notes are credited to their accounts one day later.
     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Reopened Notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Reopened Notes were credited to the participant’s account. However, interest on the Reopened Notes would accrue from the value date. Therefore, in these cases the interest income on Reopened Notes that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.
     Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the Reopened Notes can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.
     Finally, day traders that use Euroclear or Clearstream, Luxembourg to purchase interests in the Reopened Notes from DTC Participants for delivery to Euroclear or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:
•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream, Luxembourg accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC Participant no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.
     Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser
     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the Reopened Notes to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.
     If the Euroclear or Clearstream, Luxembourg participant selling the Reopened Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the Reopened Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

PLAN OF DISTRIBUTION
     Mexico has entered into a dealer managers agreement with Barclays Capital Inc. and Morgan Stanley & Co. Incorporated, the dealer managers for the Invitation (the “Dealer Managers”). Pursuant to the dealer managers agreement, Mexico has (a) retained the Dealer Managers to act, directly or through affiliates, on behalf of Mexico as the dealer managers in connection with the Invitation, (b) agreed to pay the dealer managers a fee based on the aggregate principal amount of Reopened Notes issued pursuant to accepted exchange Offers, (c) agreed to reimburse the Dealer Managers for certain expenses in connection with the Invitation, and (d) agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Invitation, including liabilities under the U.S. Securities Act of 1933, as amended. The dealer managers agreement contains various other representations, warranties, covenants and conditions customary for agreements of this sort.
     If either of the Dealer Managers acquires any Reopened Notes pursuant to the Invitation, it may resell those Reopened Notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Any Reopened Notes may be offered to the public either through underwriting syndicates represented by either of the Dealer Managers or directly by the Dealer Managers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     Each of Barclays Capital Inc. and Morgan Stanley & Co. Incorporated has participated as an underwriter in connection with Mexico’s offer of certain of the Old Bonds, and each has provided and may continue to provide certain investment banking services to Mexico for which they have received and may receive compensation that is customary for services of such nature. The Dealer Managers may trade, or hold a long or short position in, the Old Bonds, the Reopened Notes or other debt securities or related derivatives of Mexico for their own accounts or for the accounts of their customers at any given time, and the Dealer Managers may participate in the Invitation by submitting one or more non-competitive Offers on their own behalf or by submitting competitive or non-competitive Offers on behalf of clients.
     Mexico estimates that its share of the total expenses of the Invitation, excluding fees and commissions, will be approximately U.S. $600,000.
     Mexico retained (1) Bondholder Communications Group to act as exchange agent and information agent in connection with the Invitation and (2) Kredietbank S.A. Luxembourgeoise to act as Luxembourg exchange agent in connection with the Invitation and Luxembourg listing agent in connection with the Reopened Notes.
     The Dealer Managers have agreed to (a) pay the exchange agent, the information agent, the Luxembourg exchange agent and the Luxembourg listing agent customary fees for their services, and (b) reimburse the exchange agent and the Luxembourg exchange agent for certain of their out-of-pocket expenses in connection with the Invitation. Mexico has agreed to indemnify the exchange agent, the information agent and the Luxembourg exchange agent against certain liabilities, including liabilities under the Securities Act.
     None of the Dealer Managers, the information agent, the exchange agent, the Luxembourg exchange agent, the clearing systems nor any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Invitation or Mexico contained or incorporated by reference herein or for any failure by Mexico to disclose events that may have occurred and may affect the significance or accuracy of such information.
     This pricing supplement, the prospectus supplement and the prospectus are to be used in connection with (i) exchanges of Old Bonds for Reopened Bonds pursuant to, and in accordance with the terms of, of the Invitation, (ii) offers and sales by the Dealer Managers of the Reopened Notes received by them pursuant to the Invitation at prices that may vary from time to time and (iii) transactions in the Reopened Notes effected by dealers in the United States, to the extent required by applicable law.
     The Reopened Notes will not be registered in the National Securities Registry maintained by the CNBV. The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market

Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

RESULTS OF THE INVITATION
     Following the Invitation and the expected cancellation of the Old Bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1,703,447,000 principal amount of 2019 Bonds, U.S. $753,456,000 principal amount of 2022 Notes, U.S. $338,580,000 principal amount of 2026 Bonds, U.S. $1,878,333,000 principal amount of 2031 Notes and U.S. $1,315,425,000 principal amount of 2033 Notes are expected to remain outstanding. A more detailed discussion of the Invitation and the modified Dutch auction may be found in the invitation supplement, dated January 8, 2007, and the prospectus and prospectus supplement, each dated April 10, 2006 (collectively, the “PD Prospectus”), each of which has been filed with the SEC. Capitalized terms used in this section but not defined herein have the meanings set forth in the invitation supplement dated January 8, 2007.
     Mexico will cancel all Old Bonds it acquires pursuant to the Invitation promptly following the Settlement Date. Accordingly, the exchange or purchase of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the public market, which could adversely affect the liquidity and market value of the remaining Old Bonds not exchanged or purchased pursuant to the Invitation. Old Bonds not accepted for exchange or purchase pursuant to the Invitation will remain outstanding
     Although application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to admit the Reopened Notes for trading on the regulated market of the Luxembourg Stock Exchange, no assurance can be given as to the liquidity of the trading market for the Reopened Notes. The price at which the Reopened Notes will trade in the secondary market is uncertain. The Reopened Notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $1,500,000,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).
     Pursuant to the Invitation, Mexico expects to issue U.S. $2,266,566,000 aggregate principal amount of Reopened Notes and pay approximately U.S. $1,057,454,067 of cash (including Cash Payments pursuant to offers to exchange Old Bonds for 2031 Notes and 2033 Notes, cash used to purchase Old Bonds pursuant to offers to sell Old Bonds for cash and cash payments in respect of rounded amounts) in consideration for approximately U.S. $2,796,354,000 aggregate principal amount of Old Bonds, comprised of:

	Principal Amount of Old Bonds	Principal Amount of Old Bonds
Series of Old Bonds	Exchanged for Reopened Notes	Purchased for Cash
2019 Bonds	U.S. $248,016,000	U.S. $73,971,000
2022 Notes	U.S. $268,472,000	U.S. $27,265,000
2026 Bonds	U.S. $152,992,000	U.S. $42,092,000
2031 Notes	U.S. $684,188,000	U.S. $128,905,000
2033 Notes	U.S. $1,037,569,000	U.S. $132,884,000
     For each series of Old Bonds delivered and accepted for exchange pursuant to offers to exchange Old Bonds for Reopened Notes, Mexico will issue approximately the following aggregate principal amount of Reopened Notes and will make approximately the following Cash Payment:

Principal Amount of Reopened
Series of Old Bonds	Notes to Be Issued in Exchange	Cash Payment
2019 Bonds	U.S. $277,765,000	U.S. $0.00
2022 Notes	U.S. $305,495,000	U.S. $0.00
2026 Bonds	U.S. $229,822,000	U.S. $0.00
2031 Notes	U.S. $671,174,000	U.S. $164,205,120
2033 Notes	U.S. $782,310,000	U.S. $383,900,530
     Mexico will not make any payments in respect of any accrued and unpaid interest on Old Bonds accepted for exchange. Holders of Old Bonds who exchange their Old Bonds for Reopened Notes will not be required to pay an amount equal to the interest accrued since the last interest payment date of the Reopened Notes issued to exchanging holders. These amounts have been incorporated into and form part of the calculation of the Exchange Ratios, which will affect the principal amount of Reopened Notes issued to such exchanging holders.
     In determining which offers to accept pursuant to the Invitation, Mexico set the Clearing Spread Differential for each series of Old Bonds as follows:

	Clearing Spread Differential for	Clearing Spread Differential for
	Old Bonds Accepted for Exchange	Old Bonds Accepted for Purchase
Series of Old Bonds	(basis points)	(basis points)
2019 Bonds	47	51
2022 Notes	33	37
2026 Bonds	17	12
2031 Notes	10	7
2033 Notes	6	9
     With respect to offers to exchange Old Bonds for Reopened Notes, Mexico announced for each series of Old Bonds that it will accept all non-competitive offers to exchange Old Bonds and all competitive offers submitted at Offer Spread Differentials less than or equal to the applicable Clearing Spread Differentials set forth in the table above.
     With respect to offers to sell Old Bonds for cash, Mexico announced for each series of Old Bonds that it will accept all non-competitive offers to sell Old Bonds for cash and all competitive offers submitted at Offer Spread Differentials less than or equal to the applicable Clearing Spread Differentials set forth in the table above.
     The UST Benchmark Rate for the Invitation was 4.861%, and that the Reopened Notes Issue Spread was 141 basis points. As a result, the Reopened Notes Issue Price was U.S. $1,062.43 and the Reopened Notes Exchange Value was U.S. $1,085.30.
     The applicable Old Bond Price, Old Bond Exchange Value and Exchange Ratio for each series of Old Bonds accepted by Mexico in exchange for Reopened Notes are as set forth in the table below:

	Old Bond Price for	Old Bond Exchange
Series of Old Bonds	Exchange	Value	Exchange Ratio
2019 Bonds	U.S. $1,209.17	U.S. $1,215.72	1.120164
2022 Notes	U.S. $1,207.83	U.S. $1,235.61	1.138496
2026 Bonds	U.S. $1,607.19	U.S. $1,630.83	1.502650
2031 Notes	U.S. $1,267.33	U.S. $1,065.14	0.981425
2033 Notes	U.S. $1,165.58	U.S. $818.71	0.754360
     For each U.S. $1,000 principal amount of Old Bonds delivered and accepted for purchase pursuant to offers to sell Old Bonds for cash, Mexico will pay the following Purchase Price for each series of Old Bonds:

Series of Old Bonds	Purchase Price
2019 Bonds	U.S. $1,213.26
2022 Notes	U.S. $1,212.44
2026 Bonds	U.S. $1,599.21
2031 Notes	U.S. $1,262.83
2033 Notes	U.S. $1,169.93
     Mexico will also pay an aggregate of approximately US$10,183,503 to holders whose Old Bonds have been delivered and accepted for purchase pursuant to offers to sell Old Bonds for cash in respect of accrued interest on the Old Bonds during the period from and including the most recent interest payment date up to but excluding the Settlement Date.

Settlement
     The Settlement Date for the Invitation is expected to be January 29, 2007, or as soon as practicable thereafter.
     On the Settlement Date, subject to the conditions of the Invitation:
•	if Mexico has accepted your Offer, you, as the identified account holder, or DTC, Euroclear or Clearstream, Luxembourg on your behalf, as the case may be, must deliver to Mexico good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind; and

•	in return you will receive, as applicable and solely by credit to the DTC, Euroclear or Clearstream, Luxembourg account in which your Old Bonds were held, the Reopened Notes and/or cash to which you are entitled, and any Old Bonds not accepted for exchange or purchase due to proration will be unblocked or transferred and returned to you.
The amount of cash you receive will be rounded to the nearest dollar. The determination by Mexico of any calculation or quotation made with respect to the Invitation shall be conclusive and binding on you, absent manifest error.
     Under no circumstances will interest be paid by Mexico on any cash to be paid to you, or will the amount of Reopened Notes deliverable to you be adjusted, by reason of any delay in making payment or delivery of Reopened Notes on the Settlement Date, other than a delay caused by Mexico’s failure to deposit the relevant funds or Reopened Notes on the Settlement Date.
Certain Other Matters
     Mexico reserves the right at any time or from time to time following completion or cancellation of the Invitation to call for redemption, purchase or exchange or offer to purchase or exchange Old Bonds or to issue an invitation to submit offers to exchange or sell Old Bonds (including, without limitation, those offered pursuant to this Invitation but not accepted), in each case on terms that may be more or less favorable than those contemplated by the Invitation. The making of any such new offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at such time and the principal amount of Old Bonds retired pursuant to the Invitation.

JURISDICTIONAL RESTRICTIONS
     The distribution of this pricing supplement and the attached prospectus supplement and prospectus is restricted by law in certain jurisdictions. Persons into whose possession this pricing supplement and the attached prospectus supplement and prospectus come are required by Mexico to inform themselves of and to observe any of these restrictions.
     This pricing supplement and the attached prospectus supplement and prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.
     In any jurisdiction in which the offering of Reopened Notes is required to be made by a licensed broker or dealer and in which the Dealer Managers or any of their affiliates are so licensed, it shall be deemed to be made by the Dealer Managers or such affiliate on behalf of Mexico.
Belgium
     The Invitation does not constitute a public offering under Belgian law and this pricing supplement and the related materials have therefore not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances”/ “Commissie voor het Bank-, Financie- en Assurantiewezen”). Only institutional investors qualifying as “qualified investors” under Article 10, §1, of the Law of June 16, 2006 and as “professional investor” under Article 3, 2°, of the Royal Decree of July 7, 1999, acting for their own account, have been solicited by Mexico with respect to the Invitation in Belgium.
     In addition, any offer to sell or any sale of the Reopened Notes must be made in compliance with the provisions of the Law of July 14, 1991 on consumer protection and trade practices and its implementing legislation to the extent applicable pursuant to the Royal Decree of December 5, 2000 rendering applicable to securities and financial instruments certain provisions of the Law of July 14, 1991 on consumer protection and trade practices.
Bermuda
     This pricing supplement and related materials have not been notified to, and has not received approval from, either the Bermuda Monetary Authority or the Registrar of Companies in Bermuda and any statement to the contrary, explicit or implicit, shall constitute an offence.
European Economic Area
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any Reopened Notes which are the subject of the offering contemplated by the Invitation may not be made in that Relevant Member State unless and until a prospectus within the meaning of the Prospectus Directive has been approved by the competent authority in Luxembourg and published and “passported” into that Relevant Member State in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Reopened Notes may be made at any time under the following exemptions under the Prospectus Directive:
     (a) an offer addressed solely to “qualified investors” within the meaning of the Prospectus Directive as implemented in that Member State (“Qualified Investors”);
     (b) an offer addressed to fewer than 100 natural or legal persons in that Relevant Member State (other than Qualified Investors); or
     (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer to the public” in relation to the Reopened Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the Reopened Notes to be offered so as to enable an investor to decide to purchase such Reopened Notes, as the same may be further defined in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State. The PD Prospectus has been “passported” into the following Member States: France, Germany, Ireland, The Netherlands, Spain and the United Kingdom.
France
     The PD Prospectus admitted for publication by the Luxembourg Stock Exchange has been notified to the Autorité des marchés financiers (“AMF”) in accordance with the prospectus recognition procedure pursuant to Directive 2003/71/EC. Following the notification of the prospectus to the AMF, the Reopened Notes have been offered to the public in France. Holders of the Old Bonds in France should review, and make their decision to participate in the Invitation solely on the basis of, and in accordance with, the procedures described in the Invitation materials. Holders of the Old Bonds in France may obtain a summary in French of the prospectus without charge on the Internet site of the AMF at www.amf-france.org. Holders of the Old Bonds may also obtain copies of the Invitation materials without charge by contacting either of the Dealer Managers at the address on the back cover page of this document.
Germany
     The PD Prospectus admitted to publication by the CSSF under the securities laws in compliance with applicable laws, rules and regulations in force in Luxembourg has been notified to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). After completion of the prospectus notification procedure pursuant to Directive 2003/71/EC and in accordance with its implementation laws in the Federal Republic of Germany, the Reopened Notes were offered to the public in the Federal Republic of Germany. Holders of Old Bonds in the Federal Republic of Germany should review, and make their decision to participate in, the Invitation solely on the basis of, and in accordance with, the procedures described in the Invitation materials.
     Holders of Old Bonds in the Federal Republic of Germany may obtain copies of the Invitation materials free of charge by contacting either of the Dealer Managers at the address on the back cover page of this document.
Hong Kong
     With respect to persons in Hong Kong, the Invitation was only made to, and is only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder (“professional investors”).
     Mexico has agreed that it has not issued and will not issue, nor has it had nor will it have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Old Bonds, the Reopened Notes or the Invitation, that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong including in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Bonds that are or are intended to be exchanged for Reopened Notes or sold only by persons outside Hong Kong or only “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
Ireland
     The Invitation was not open to the public within the meaning of Directive 2003/71/EC in Ireland other than to Qualified Investors within the meaning of Regulation 2 of the Prospectus Directive (2003/71/EC) Regulation 2005 (the “Regulations”) until the PD Prospectus was duly approved in accordance with the Prospectus Directive and the Irish Financial Services Regulatory Authority has been notified in accordance with Regulation 55 of the Regulations. Each Dealer Manager has agreed not to make the Invitation available save in accordance with the foregoing restrictions.

Luxembourg
     Subject only to notification by the CSSF for the purposes of the Luxembourg offer to the public and the publication of an exchange notice on the website of the Luxembourg Stock Exchange (Bourse de Luxembourg), the Invitation has been made in Luxembourg pursuant to the PD Prospectus which has been approved by the CSSF. Holders in Luxembourg should review, and make their decision to participate in the Invitation solely on the basis of, and in accordance with the procedures described in, the Invitation materials.
Mexico
     The Invitation was not approved by the CNBV and was not publicly made or distributed in Mexico. The Reopened Notes will not be registered in the National Securities Registry maintained by the CNBV. The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.
Singapore
     The Invitation was made only to and directed at, and the Reopened Notes are only available to, persons in Singapore who are existing holders of the Old Bonds. Subscriptions for the Reopened Notes will not be accepted from any person in Singapore other than persons in Singapore who are existing holders of the Old Bonds.
     This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Reopened Notes may not be circulated or distributed, nor may Reopened Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of Old Bonds or (ii) pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.
Switzerland
     The Invitation materials do not constitute a prospectus within the meaning of Art. 652a or Art. 1156 of the Swiss Code of Obligations or in accordance with the Listing Rules of the SWX Swiss Exchange. The Reopened Notes will not be listed on the SWX Swiss Exchange.
United Kingdom
     This pricing supplement and related materials are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The Reopened Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Reopened Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this pricing supplement or any of its contents.

GENERAL INFORMATION
Due Authorization
     The issue of the Reopened Notes has been authorized by the Directive, dated December 29, 2004, of the President of Mexico.
Listing and Admission to Trading; Luxembourg Listing Agent and Luxembourg Exchange Agent
     Application has been made to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted for trading on the regulated market of the Luxembourg Stock Exchange. The Luxembourg listing agent is Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal, L-2955 Luxembourg.
     Mexico has appointed a Luxembourg exchange agent in connection with the Invitation. The Luxembourg exchange agent, from whom copies of the Invitation materials, this pricing supplement and Mexico’s Annual Report may be obtained in Luxembourg, is Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal, L-2955 Luxembourg.
Litigation
     Neither Mexico nor any governmental agency of Mexico is involved in any litigation, arbitration or administrative proceeding relating to claims or amounts that are material in the context of the Invitation or issue of the Reopened Notes and that would materially and adversely affect Mexico’s ability to meet its obligations under the Reopened Notes or the fiscal agency agreement with respect to the Reopened Notes. Mexico is not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened.
Credit Rating
     Mexico’s long-term foreign-currency debt has been rated BBB by Standard & Poor’s and Baa1 by Moody’s Investor Service.
Documents Relating to the Reopened Notes
     Copies of the fiscal agency agreement and the form of the Reopened Notes may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the specified offices of the Fiscal Agent and paying agents.
Where You Can Find More Information
     Documents Filed with the Luxembourg Stock Exchange
     For purposes of the listing and admission to trading of the Reopened Notes on the Luxembourg Stock Exchange, only the Annual Report shall be deemed to be incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. All future filings made with the SEC shall not form part of the PD Prospectus.
     You may obtain copies of the PD Prospectus and any documents incorporated by reference at the offices of the Luxembourg exchange agent, during normal business hours on any weekday (except public holidays).
     Documents Filed with the SEC
     The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Mexico can disclose important information to you by referring to these documents. The following documents are considered a part of and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus:
•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2005 (the “Annual Report”), as filed with the SEC on August 4, 2006, SEC file number 333-03610; and

•	each amendment to the Annual Report on Form 18 K/A, and each subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A, filed prior to the date of this pricing supplement.
     Information that Mexico files with the SEC in the form of any amendment to the Annual Report on Form 18 K/A, any subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A filed on or after the date of this pricing supplement will update and supercede earlier information that it has filed, and will be considered part of and incorporated by reference in this pricing supplement.
     You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:
Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
     Please call the SEC at 1-800-SEC-0330 for further information. In addition, electronic SEC filings of Mexico are available to the public over the Internet at the SEC’s website at http://www.sec.gov.
Clearing
     The Reopened Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).
Validity of the Reopened Notes
     The validity of the Reopened Notes will be passed upon for Mexico, as to all matters of Mexican law, by the Fiscal Attorney of the Federation, the Deputy Fiscal Attorney of the Federation for Financial Affairs or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit of Mexico, and as to all matters of U.S. law, by Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.
     The validity of the Reopened Notes will be passed upon for the Dealer Managers, as to all matters of Mexican law, by Ritch Mueller, S.C., and as to all matters of U.S. law, by Sullivan & Cromwell LLP.
     As to all matters of Mexican law, Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit; and Sullivan & Cromwell LLP may rely on the opinions of the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit and Ritch Mueller, S.C.
     As to all matters of U.S. law, the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP; and Ritch Mueller, S.C. may rely on the opinion of Sullivan & Cromwell LLP.
Information on Mexico
     Mexico confirms that this pricing supplement and the prospectus supplement and prospectus do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Mexico accepts responsibility accordingly. This pricing supplement and the prospectus supplement and prospectus are being furnished solely for use by investors in connection with their participation in the Invitation.
     For so long as any Reopened Notes are listed on the Luxembourg Stock Exchange, copies of Mexico’s annual reports covering the last two fiscal years in English (as and when available) and copies of the most recent amendments to such annual reports relating to fiscal policy, the foreign sector and monetary policy, and any document incorporated by reference in this pricing supplement may be obtained at the office of the Luxembourg listing agent for the Reopened Notes and at the office of the Fiscal Agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

THE ISSUER
United Mexican States
Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er Piso
Oficina 3010
Colonia Centro
06000 México, D.F.
DEALER MANAGERS

Barclays Capital Inc.	Morgan Stanley & Co. Incorporated
200 Park Avenue	1585 Broadway
New York, New York 10166	New York, New York 10036

LUXEMBOURG LISTING,	FISCAL AGENT AND PAYING
PAYING AND EXCHANGE	AGENT
AGENT
Citibank, N.A.
Kredietbank S.A. Luxembourgeoise	Corporate Agency and Trust
43, Boulevard Royal	Department
L-2955 Luxembourg	111 Wall Street, 5th Floor
New York, New York 10043
LEGAL ADVISORS

To Mexico as to U.S. law:	To Mexico as to Mexican law:
Cleary Gottlieb Steen & Hamilton LLP	Fiscal Attorney of the Federation
One Liberty Plaza	Ministry of Finance and Public Credit
New York, New York 10006	Insurgentes Sur 795, Piso 12
Colonia Nápoles
03810 México, D.F.

To the Dealer Managers as to U.S. law:	To the Dealer Managers as to Mexican law:

Sullivan & Cromwell LLP	Ritch Mueller, S.C.
125 Broad Street	Blvd. Manuel Avila Camacho No. 24, Piso 20
New York, New York 10004	Colonia Lomas de Chapultepec
11000 México, D.F.

United Mexican States

30